SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 15)*

sTec, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

784774 101

(CUSIP Number)

September 12, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784774 101	13G/A	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Mark Moshayedi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 784774 101	13G/A	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Semira Moshayedi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 784774 101	13G/A	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS M. and S. Moshayedi Revocable Trust, dated 9/25/98
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 784774 101	13G/A	Page 5 of 7 Pages

Item 1(a)	Name of Issuer:

sTec, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3001 Daimler Street

Santa Ana, California 92705-5812

Item 2(a)	Name of Person Filing:

Mark Moshayedi

Semira Moshayedi

M. and S. Moshayedi Revocable Trust, dated 9/25/98

Item 2(b)	Address of Principal Business Offices or, if none, Residence:

3001 Daimler Street

Santa Ana, California 92705-5812

Item 2(c)	Citizenship

Mark Moshayedi – United States

Semira Moshayedi – United States

M. and S. Moshayedi Revocable Trust, dated 9/25/98 – California

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number:

784774 101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 784774 101	13G/A	Page 6 of 7 Pages

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Mark Moshayedi – 0

Semira Moshayedi – 0

M. and S. Moshayedi Revocable Trust, dated 9/25/98 – 0

(b)	Percent of Class:

Mark Moshayedi – 0%

Semira Moshayedi – 0%

M. and S. Moshayedi Revocable Trust, dated 9/25/98 – 0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Mark Moshayedi – 0

Semira Moshayedi – 0

M. and S. Moshayedi Revocable Trust, dated 9/25/98 – 0

(ii)	shared power to vote or to direct the vote:

Mark Moshayedi – 0

Semira Moshayedi – 0

M. and S. Moshayedi Revocable Trust, dated 9/25/98 – 0

(iii)	Sole power to dispose or to direct the disposition of:

Mark Moshayedi – 0

Semira Moshayedi – 0

M. and S. Moshayedi Revocable Trust, dated 9/25/98 – 0

(iv)	shared power to dispose or to direct the disposition of:

Mark Moshayedi – 0

Semira Moshayedi – 0

M. and S. Moshayedi Revocable Trust, dated 9/25/98 – 0

Item 5.	Ownership of Five Percent or Less of a Class.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. 784774 101	13G/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2013

/s/ Mark Moshayedi
Mark Moshayedi

/s/ Semira Moshayedi
Semira Moshayedi

M. AND S. MOSHAYEDI REVOCABLE TRUST, DATED

9/25/98

/s/ Mark Moshayedi
Mark Moshayedi, Co-Trustee

/s/ Semira Moshayedi
Semira Moshayedi, Co-Trustee